Exhibit 99.1

FOR RELEASE: March 30, 2021

CONTACTS:	Mark Stevens, PGA TOUR, 904.861.5112, markstevens@pgatourhq.com
Dan Sabreen, theScore, 917.722.3888 ext. 706, dan.sabreen@thescore.com

PGA TOUR announces theScore Bet as an Official Betting Operator

theScore Bet to partner with the PGA TOUR in United States and become TOUR’s first OBO in Canada, pending enabling legislation, regulation and licensing

TORONTO – The PGA TOUR and Score Media and Gaming Inc. (“theScore” or the “Company”) (TSX: SCR; NASDAQ: SCR) announced a content and marketing relationship designating theScore Bet as an Official Betting Operator of the PGA TOUR across the United States and Canada. In the United States, theScore Bet will become the TOUR’s fifth Official Betting Operator, and in Canada theScore Bet will become the TOUR’s first Official Betting Operator, pending the enactment of enabling legislation and regulation, and receipt of all necessary regulatory approvals.

Additionally, as part of this 2021 Official Betting Operator relationship, the PGA TOUR will begin to incorporate daily odds updates from theScore Bet within the TOUR’s live audio play-by-play, distributed via SiriusXM PGA TOUR Radio and PGA TOUR Digital platforms. In addition to this new integration, theScore Bet will have rights to advertise with the PGA TOUR and its media partners and video content rights to enhance its golf offerings and coverage on theScore and theScore Bet apps.

“The PGA TOUR is focused on engaging sports fans and Score Media and Gaming is one of the global leaders in delivering highly personalized scores, news, statistics and sports betting information,” said Scott Warfield, Vice President of Gaming at the PGA TOUR. “Leveraging theScore’s vast reach via this relationship will allow the TOUR to engage fans in unique and creative ways.”

“The PGA TOUR has been an innovative, industry leader in sports betting and we’re excited to collaborate to enhance our integrated media and betting experience,” said Aubrey Levy, Senior Vice President of Marketing and Content, theScore. “The PGA TOUR is a proponent of leveraging media to create unique betting experiences and shares our view for the sizable potential of a regulated Canadian market. We’re proud to partner with the TOUR as an Official Betting Operator immediately across the U.S., and in Canada as soon as legislation allows.”

theScore Bet is an immersive and holistic mobile sports betting offering that includes a wide range of pre-game and in-play betting across all major sports leagues and events, and a comprehensive variety of bet types. theScore Bet offers a deeply personalized user experience that is truly unique in how it creates a unified media and betting ecosystem when paired with theScore app.

This partnership is the latest in a string of progressive and industry-leading sports betting initiatives by the TOUR. Following the Supreme Court’s decision that overturned the Professional and Amateur Sports Protection Act (PASPA) in 2018, the TOUR instituted a robust integrity program in collaboration with Genius Sports and later that year announced a global partnership with IMG ARENA to license its official, live scoring data to betting operators all over the world. The TOUR’s Official Betting Operator (OBO) category was launched in 2020 and the organization continues to evolve its innovative GolfBet partnership with The Action Network. The TOUR is a platinum member of the National Council on Problem Gambling and is aligned with the American Gaming Association (AGA) as a Have A Game Plan.® Bet Responsibly public service campaign partner to educate golf fans on responsible sports betting.

About PGA TOUR

By showcasing golf’s greatest players, the PGA TOUR engages, inspires and positively impacts our fans, partners and communities worldwide.

The PGA TOUR, headquartered in Ponte Vedra Beach, Florida, co-sanctions tournaments on the PGA TOUR, PGA TOUR Champions, Korn Ferry Tour, PGA TOUR Latinoamérica, Mackenzie Tour-PGA TOUR Canada and PGA TOUR Series-China. Members on the PGA TOUR represent the world’s best players, hailing from 29 countries and territories (94 members are from outside the United States). Worldwide, PGA TOUR tournaments are broadcast to 216 countries and territories in 28 languages. Virtually all tournaments are organized as non-profit organizations to maximize charitable giving, and to date, tournaments across all Tours have generated more than $3.2 billion.

Fans can follow the PGA TOUR on PGATOUR.COM, the No. 1 site in golf, on the PGA TOUR app and on social media channels, including Facebook, Instagram (in English, Spanish and Korean), LinkedIn, Twitter, WeChat, Weibo, Toutiao and Douyin.

About Score Media and Gaming Inc.

Score Media and Gaming Inc. empowers millions of sports fans through its digital media and sports betting products. Its media app ‘theScore’ is one of the most popular in North America, delivering fans highly personalized live scores, news, stats, and betting information from their favorite teams, leagues, and players. The Company’s sports betting app ‘theScore Bet’ delivers an immersive and holistic mobile sports betting experience and is currently available to place wagers in New Jersey, Colorado, Indiana and Iowa. Publicly traded on the Toronto Stock Exchange (TSX: SCR) and the Nasdaq Global Select Market (NASDAQ:SCR), theScore also creates and distributes innovative digital content through its web, social and esports platforms.

Forward-Looking Statements

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement containing words such as “may”, “would”, “could”, “will”, “believes”, “plans”, “anticipates”, “estimates”, “expects” or “intends” and other similar statements which are not historical facts contained in this news release are forward looking, and these statements involve risks and uncertainties and are based on current expectations. Such statements reflect theScore’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause theScore’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including among other things, the enactment of enabling legislation and regulations in the provinces and territories of Canada to facilitate online gaming and the enactment of federal legislation to permit single-event sports wagering (including the timing of such legislation and regulations being passed and proclaimed in force (if at all) and the terms and conditions imposed in such legislation and regulations on participants in the online gaming industry), the receipt by the Company of all relevant licenses and approvals and those factors which are discussed under the heading “Risk Factors” in theScore’s current Annual Information Form, dated October 28, 2020, as filed with applicable Canadian securities regulatory authorities and available on SEDAR under theScore’s profile at www.sedar.com and as filed with the U.S. Securities and Exchange Commission and available on EDGAR under theScore’s profile at www.sec.com, and elsewhere in documents that theScore files from time to time with such securities regulatory authorities, including its relevant Management’s Discussion & Analysis of the financial condition and results of operations of theScore. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could differ materially from the expectations expressed in these forward-looking statements. theScore does not intend, and does not assume any obligation, to update these forward-looking statements except as required by applicable law or regulatory requirements.